FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 25, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS To Acquire Stake in MTS Bank

October 25, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces its plans to purchase up to 25.095% stake in MTS Bank, known as the Moscow Bank for Reconstruction and Development (MBRD) prior to February 2012, following the signing of a non-binding indicative offer between MTS, MTS Bank and Sistema JSFC (“Sistema”) (LSE: SSA), the largest diversified public financial corporation in Russia and the CIS and the majority shareholder of MTS and MTS Bank. The transaction would greatly enhance MTS’s ability to offer financial products and services to its nearly 70 million customers in Russia.

Under the proposed terms of the transaction, MTS would purchase up to 25.095% stake in MTS Bank through a share issuance by MTS Bank for up to 5.09 billion rubles(1). Upon completion of the transaction, Sistema’s direct ownership in MTS Bank would decrease from 87.1% to 65.3%, while the balance of shares would be held by other shareholders.

The transaction has been approved by the MTS Board of Directors following the recommendation of the Special Committee of Independent Directors of MTS’s Board of Directors.

The completion of the transaction is subject to approval by the Boards of Directors of Sistema and MTS Bank and an Extraordinary General Meeting of Shareholders of MTS Bank and execution of definitive transaction documentation. The transaction is subject to certain regulatory approvals including antimonopoly and Russian Central Bank approvals, and expected to be completed in early 2013.

The proposed transaction is fully in line with MTS’s 3i Strategy, which calls for the expansion into lines of business that complement its extensive telecommunications and retail networks. In 2010 MTS launched its Easy Payment service, which allows customers to transfer funds and make payments using money in their mobile accounts using SMS, mobile applications or MTS’s website. In April 2011, MTS, in partnership with MBRD, launched the MTS Dengi (MTS Money), a project aimed at providing customers throughout Russia with payment tools, including credit cards, near-field communications-enabled SIM cards and PoS (point-of-sale) credit. Future products include gift cards and virtual funds to enable purchases over the Internet. By the end of the year, MTS expects to enroll over 1 million customers to MTS Dengi services and help build a credit portfolio of 10 billion rubles. In parallel with the transaction, MTS and MTS Bank have agreed to conclude a commercial agreement whereby MTS would realize 70% of the proceeds from the MTS Dengi project.

In February 2012, MBRD, as part of a broad strategic commercial agreement, rebranded itself as MTS Bank and adopted the look and feel of MTS’s internationally recognized brand.

Mr. Andrei Dubovskov, the President and CEO of MTS, highlighted: “MTS is extending its brand in financial services as an area complementary to its core business to take advantage of forecasted double-digit growth in the market for financial products and services in Russia, which remains one of the largest ‘unbanked’ markets in the world.  The addition of financial products and services enable us to better monetize our asset base, including our telecommunications networks, our customer base in Russia and extensive mobile retail network of over 4,200 stores. Deeper cooperation with MTS Bank allows MTS to stimulate sales of smartphones in the retail network, increase customer loyalty and reduce churn through joint bonus programs with the bank.  At the same time, we can further enhance our capabilities to develop mobile payments and mobile commerce platforms. The acquisition of a stake in the MTS Bank will permit MTS a greater voice in MTS Bank operations, while the Bank will benefit from additional resources to enhance its retail operations.”

Mr. Dubovskov continued, “Overall, by 2017, we expect financial products to contribute no less than 5% of our group net income.”

(1)  MTS already possesses an economic interest of 1.6497% shares in MTS-Bank through MTS’s majority-owned subsidiary Moscow City Telephone Network OJSC (MGTS).

Citigroup Global Markets Limited has provided a fairness opinion to the Special Committee. Tax and financial due diligence was conducted by Ernst & Young, Liniya Prava ran legal diligence. Debevoise & Plimpton LLP acted as the legal advisor to the Special Committee.

MTS has also concluded an agreement with MTS Bank to provide a subordinated loan in the amount of RUR 2.1 billion. Terms of the ruble-denominated loan include a duration of 10 years at an annualized rate of 8.8%. The loan has been provided to finance development of the MTS Dengi project.

The terms of loan have been approved by the Central Bank of Russia and are consistent with relevant Central Bank regulations regarding subordinated loans.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services nearly 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: October 25, 2012

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